
RECEIVED
AUG 27 2013
SEC MAIL PROCESSING SECTION
WASH, D.C.
193

AB 9/13

DD 8/29/13

SECUR 13014528 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Financial Group, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Old Country Road Ste 104
(No. and Street)

Garden City	New York	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee DeLorenzo (516) 222-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner & Zwerman LLP
(Name – *if individual, state last, first, middle name*)

450 Wireless Blvd.	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/7/13

OATH OR AFFIRMATION

I, Lee DeLorenzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Financial Group, LTD, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

TAMEKA WHITE
Notary Public, State of New York
No 01WH6179686
Qualified In Queens County
Commission Exp. 24 Day of 12 20 15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED FINANCIAL GROUP, LTD.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

JUNE 30, 2013

WAGNER & ZWERMAN LLP
Certified Public Accountants

UNITED FINANCIAL GROUP, LTD.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

JUNE 30, 2013

UNITED FINANCIAL GROUP, LTD.

TABLE OF CONTENTS

JUNE 30, 2013

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report

To the Board of Directors of
United Financial Group, Ltd.
Garden City, NY

Report on the Financial Statements

We have audited the accompanying statement of financial condition of United Financial Group, Ltd. ("the Company") as of June 30, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Financial Group, Ltd. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
August 21, 2013

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2013

ASSETS

Cash in bank		$116,134
Commissions receivable		33,089
Prepaid expenses		173
Furniture and office equipment	$37,110	
Less accumulated depreciation	(28,266)	
Total furniture and office equipment		8,844
TOTAL ASSETS		$158,240

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable		$2,950
Accrued expenses		14,219
Due to related party		3,235
Income taxes payable		547
		20,951
STOCKHOLDER'S EQUITY		
Common stock-(No par value; 200 shares authorized, issued and outstanding)	$1,000	
Additional paid-in capital	25,000	
Retained earnings	111,289	
Total stockholder's equity		137,289
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$158,240

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2013

Revenue	
Commissions	$478,487
Dividends and interest	10
Total revenue	478,497
Expenses	
Employee compensation and benefits	230,257
Administrative expenses per expense sharing agreement	52,663
Insurance	29,282
Professional fees	25,221
Consultants	101,569
Education, licenses and dues	4,743
Printing and office expenses	4,854
Depreciation	2,080
Other expenses	6,678
Total expenses	457,347
Income before provision for income taxes	21,150
Provision for income taxes	6,103
Net income	$15,047

The accompanying notes are an integral
part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2013

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance, July 1, 2012	$1,000	$25,000	$111,242	$137,242
Net income	-	-	15,047	15,047
Dividends paid	-	-	(15,000)	(15,000)
Balance, June 30, 2013	$1,000	$25,000	$111,289	$137,289

The accompanying notes are an integral
part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2013

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$15,047
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,080
Changes in assets and liabilities:	
Decrease in commissions receivable	24,078
Decrease in prepaid expenses	8,966
(Decrease) in accrued expenses and commissions payable	(8,936)
Net cash provided by operating activities	41,235
CASH FLOW FROM INVESTING ACTIVITIES	
Decrease in due from related party	275
(Purchase) of equipment	(10,557)
Net cash (used in) investing activities	(10,282)
CASH FLOW FROM FINANCING ACTIVITIES	
Increase in due to related party	3,235
Dividends paid	(15,000)
Net cash (used in) financing activities	(11,765)
Net increase in cash	19,188
Beginning cash balance	96,946
Ending cash balance	$116,134

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Income taxes paid	$0
Interest paid	$0

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2013

NOTE 1: ORGANIZATION

United Financial Group, Ltd. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a New York corporation and was founded in August of 1981. It provides individual investors a full-service network for the execution and clearance of trades (mutual funds only) and financial advice. The Company does not directly exchange or handle any securities. In addition, the Company is a licensed insurance broker and sells various health, life, disability, long-term care and annuity policies. The Company's office is located in Garden City, N.Y. and most of the Company's clients are located in the New York metropolitan area.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with an original maturity of three months or less when acquired to be cash equivalents.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2013

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

COMMISSIONS RECEIVABLE

Commissions receivable are recorded when earned and when the amount is reasonably determinable and are stated at the amount management expects to collect on current outstanding balances. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and, accordingly, no allowance for doubtful accounts has been provided.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated using both straight line and accelerated methods over their estimated useful lives, which are 3-7 years. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations. Depreciation expense for the year ended June 30, 2013 was $2,080.

SECURITY TRANSACTIONS AND COMMISSIONS INCOME

Pursuant to SEC Rule 15c3-1, mutual fund and unit investment trust transactions are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis.

INCOME TAXES

The Company accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2013

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

UNCERTAIN TAX POSITIONS

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of June 30, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company files Federal and applicable state income tax returns. The Company is subject to routine audits by these taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes that the Company's income tax returns prior to 2010 are no longer subject to examination, based on the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist which could expand the open period.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through August 21, 2013 which is the date the financials were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE 3: UNINSURED CASH BALANCES

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. The Company has not experienced any losses related to these balances. All accounts are subject to federal insurance limits of $250,000 per depositor at each financial institution. There were no amounts in excess of federal insured limits as of June 30, 2013.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2013

CONTINUED

NOTE 4: INCOME TAXES

A provision for Federal income tax has been made and is included in the financial statements herein. The Company is required to remit certain other minimum income and/or franchise tax to New York State. The calculation of this tax may be based on the Company's capital or alternative tax rather than on income. A provision for this tax is included in the financial statements.

There are no significant differences between book and taxable income, nor any significant differences between the book and tax bases of assets and liabilities; accordingly there are no deferred tax assets or liabilities at June 30, 2013.

The difference between the provision for income taxes and the tax provision that would result if the federal statutory rate of 15% was applied to pre-tax income is the impact of state income taxes and certain non-deductible expenses.

NOTE 5: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. At June 30, 2013 the Company had net capital of $95,183, which was $90,183 in excess of its required net capital of $5,000. The Company's net capital ratio was .22 to 1.

NOTE 6: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet the requirements of the plan. The plan provides for annual discretionary contributions by the Company. For the year ended June 30, 2013 the Company's contribution was $9,816, net of forfeitures.

The Company maintains a 401-k Retirement Plan, covering employees that meet the requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company of an amount up to 50% of eligible employees' contributions. For the year ended June 30, 2013 the Company's matching contribution was $3,656.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2013

CONTINUED

NOTE 7: RELATED PARTY TRANSACTIONS

On July 1, 2000, United Asset Strategies, Inc. ("UASI") and the Company entered into an expense sharing agreement. The agreement was modified on July 1, 2012. The principal stockholder of the Company owns a majority interest in UASI. The agreement requires the Company to reimburse UASI for certain shared expenses based on agreed-upon percentages.

Reimbursed expense for the year ended June 30, 2013 consisted of the following:

Employee compensation and benefits	$ 33,158
Office, telephone and postage expenses	8,311
Occupancy	11,032
General liability insurance	162
Total reimbursed expense	$ 52,663

As of June 30, 2013, the Company owed $ 3,235 to UASI for these shared expenses.

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, accounts receivable and accrued expenses. The carrying amounts of these financial instruments approximates their fair value.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER SECURITIES AND EXCHANGE ACT OF 1934

To the Board of Directors of
United Financial Group, Ltd.
Garden City, N.Y.

We have audited the financial statements of United Financial Group, Ltd. as of and for the year ended June 30, 2013 and have issued our report thereon dated August 21, 2013, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on Pages 13 and 14, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
August 21, 2013

UNITED FINANCIAL GROUP, LTD.
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2013

Net Capital		
Shareholder's equity		$137,289
Deductions/Charges		
Non-allowable assets		
Commissions receivable	$33,089	
Other assets	173	
Furniture and office equipment (net)	8,844	
		(42,106)
Net capital		$ 95,183
Minimum net capital required		$ 5,000
Excess net capital		$ 90,183
Aggregate indebtedness:		
Commissions payable, accrued expenses and income tax payable	$ 17,716	
Due to affiliate	3,235	
Total aggregate indebtedness		$ 20,951
Excess net capital at 1500%		$ 93,788
Excess net capital at 1000%		$ 93,088
Ratio: aggregate indebtedness to net capital		.22 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2013.

See independent auditors' report on supplementary information.

UNITED FINANCIAL GROUP, LTD.
SUPPLEMENTAL INFORMATION
COMPUTATION FOR DETERMINATION OF THE
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2013

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See independent auditors' report on supplementary information.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
United Financial Group, Ltd.
Garden City, NY

In planning and performing our audit of the financial statements of United Financial Group, Ltd. (the "Company") as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
August 21, 2013